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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

Mind C.T. I. Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 nominal value

(Title of Class of Securities)

M70240102

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M70240102

Person 1
1.	(a) Names of Reporting Persons. Oppenheimer Holdings Inc.
(b) Tax ID 98-0080034

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 1,315,465

7. Sole Dispositive Power 0

8. Shared Dispositive Power 1,347,165

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,165

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.25%

12.	Type of Reporting Person (See Instructions)

HC

Item 1.
	(a)	Name of Issuer Mind C.T. I. Ltd.
	(b)	Address of Issuer's Principal Executive Offices
Industrial Park, Building 7, P.O. Box 144, Woqneam, 20692 Israel

Item 2.
	(a)	Name of Person Filing Oppenheimer Holdings Inc.
	(b)	Address of Principal Business Office or, if none, Residence P.O. Box 2015, 20 Eglinton Avenue West, Toronto. Ontario, Canada M4R 1K8
	(c)	Citizenship Canada
	(d)	Title of Class of Securities Ordinary Shares, NIS 0.01 nominal value
	(e)	CUSIP Number M70240102

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,347,165
	(b)	Percent of class: 6.25%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,315,465
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,347,165

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Oppenheimer Asset Management Inc. and Oppenheimer Investment Management LLC, as the investment advisers of various individual managed accounts, have the power to direct the affairs of such accounts, including decisions with respect to the disposition of the proceeds from the sale of Ordinary Shares held by such accounts. Oppenheimer Holdings Inc. is the ultimate parent company of Oppenheimer Asset Management Inc and Oppenheimer Investment Management LLC and may, by virtue of its ownership of such entities, be deemed to have power to direct the vote and disposition of Ordinary Shares held by such accounts. Oppenheimer Holdings Inc disclaims beneficial ownership of the Ordinary Shares reported herein, other than those held directly by Oppenheimer Holdings Inc or which relate to its economic interest, if any, in any such accounts. Neither Oppenheimer Asset Management Inc. nor Oppenheimer Investment Management LLC has the power to control the disposition of 5% or more of the Ordinary Shares.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
The security being reported on is held in client accounts managed by either Oppenheimer Asset Management Inc. or Oppenheimer Investment Management LLC, each a registered investment adviser.
Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2007
Date

Oppenheimer Holdings Inc.
Signature

Dennis P. McNamara/ Vice President and Assistant Secretary
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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